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06010122

January 6, 2006

FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Exemption Pursuant to Rule 12g3-2(b) for
Unicharm Corporation (the "Issuer"): File No. 82-4985

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish English language versions or translations of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in EXHIBIT A hereto.

The information and document furnished hereby are furnished on the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

dlw 1/9

In the event of any questions or requests for additional information, please do not hesitate to contact me, Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Very truly yours,

Kenju Watanabe /M.O./

Kenju Watanabe

Enclosure

EXHIBIT A

December 16, 2005

Unicharm Corporation
President-Representative Director Takahisa Takahara
(Code # 8113, TSE Section 1)
Inquiries: Senior Executive Officer Norizumi Yoshihara
Telephone: 81-3-3447-5111

Notice Regarding Correction of Consolidated Earnings for Fiscal Year Ended March 31, 2005 (*Tanshin*)

The Company wishes to provide notification of corrections to the following items in the Consolidated Earnings for Fiscal Year Ended March 31, 2005 (*Tanshin*) disclosed on April 28, 2005.

(Items for Correction)

Item for Correction	Page	Detail	Prior to Correction	After Correction
(1) Consolidated Earnings for Fiscal Year Ended March 31, 2005 (*Tanshin*)	Cover	Fully diluted earnings per share reflecting potential shares with dilutive effects	-	242.69
(2) 10. Per Share Information	40	Fully diluted earnings per share reflecting potential shares with dilutive effects	Please refer to underscored items in the Attachment on following page.	

Attachment

(Prior to Correction)

10. Per share information

Fiscal Year under Review (April 1, 2004 – March 31, 2005)		Previous Fiscal Year (April 1, 2003 – March 31, 2004)	
Net assets per share:	¥2,069.32	Net assets per share:	¥1,858.63
Net income per share:	¥244.27	Net income per share:	¥240.26
Fully diluted earnings per share were not recorded as there were no potential shares with dilutive effects.		Fully diluted earnings per share were not recorded as there were no potential shares with dilutive effects.	

(Note) The calculation bases of net income per share are as follows. (Millions of Yen)

	Fiscal Year under Review (April 1, 2004 – March 31, 2005)	Previous Fiscal Year (April 1, 2003 – March 31, 2004)
Net income on the consolidated income statement	16,381	16,239
Amount that does not belong to ordinary shareholders	144	156
(Of which, bonuses to directors by profit appropriation)	(144)	(156)
Net income related to ordinary shares	16,237	16,083
Number of average shares during the period (thousands of shares)	66,473	66,942

(After Correction)

10. Per share information

Fiscal Year under Review (April 1, 2004 – March 31, 2005)		Previous Fiscal Year (April 1, 2003 – March 31, 2004)	
Net assets per share:	¥2,069.30	Net assets per share:	¥1,858.63
Net income per share:	¥244.25	Net income per share:	¥240.26
Fully diluted earnings per share reflecting potential shares with dilutive effects:	¥242.69	Fully diluted earnings per share were not recorded as there were no potential shares with dilutive effects.	

(Note) The calculation bases of net income per share are as follows. (Millions of Yen)

	Fiscal Year under Review (April 1, 2004 – March 31, 2005)	Previous Fiscal Year (April 1, 2003 – March 31, 2004)
Net income on the consolidated income statement	16,381	16,239
Amount that does not belong to ordinary shareholders	145	156
(Of which, bonuses to directors by profit appropriation)	(145)	(156)
Net income related to ordinary shares	16,235	16,083
Adjustment amount to net income	(103)	-
(Of which, amount attributable to potential shares with dilutive effects held by affiliates)	(103)	-
Number of average shares during the period (thousands of shares)	66,473	66,942

December 16, 2005

Unicharm Corporation
President-Representative Director Takahisa Takahara
(Code # 8113, TSE Section 1)
Inquiries: Senior Executive Officer Norizumi Yoshihara
Telephone: 81-3-3447-5111

Notice Regarding Correction of Consolidated Earnings for Interim Period Ended September 30, 2005 (*Tanshin*)

The Company wishes to provide notification of corrections to the following items in the Consolidated Earnings for Interim Period Ended September 30, 2005 (*Tanshin*) disclosed on October 28, 2005.

(Items for Correction)

Item for Correction	Page	Detail	Prior to Correction	After Correction
(1) Consolidated Earnings for Interim Period Ended Sept. 30, 2005 (*Tanshin*)	Cover	Net Income per Share - diluted (Interim period ended Sept. 30, 2005)	-	116.75
(2) Consolidated Earnings for Interim Period Ended Sept. 30, 2005 (*Tanshin*)	Cover	Net Income per Share - diluted (Year ended March 31, 2005)	-	242.69
(3) Consolidated Earnings for Interim Period Ended Sept. 30, 2005 (*Tanshin*)	Cover	Consolidated Cash Flows from Operating Activities (Interim period ended Sept. 30, 2005)	18,397	18,780
(4) Consolidated Earnings for Interim Period Ended Sept. 30, 2005 (*Tanshin*)	Cover	Consolidated Cash Flows from Financing Activities (Interim period ended Sept. 30, 2005)	(4,565)	(4,948)
(5) II Financial Condition 1. Overview for Interim Fiscal Period under Review	14	Cash Flows from Operating Activities (Interim Fiscal Period under Review)	18,397	18,780
(6) II Financial Condition 1. Overview for Interim Fiscal Period under Review	14	Cash Flows from Operating Activities (Increase/ Decrease)	9,419	9,801
(7) II Financial Condition 1. Overview for Interim Fiscal Period under Review	14	Cash Flows from Financing Activities (Interim Fiscal Period under Review)	(4,565)	(4,948)
(8) II Financial Condition 1. Overview for Interim Fiscal Period under Review	14	Cash Flows from Financing Activities (Increase/ Decrease)	(5,032)	(5,414)
(9) II Financial Condition 1. Overview for Interim Fiscal Period under Review	14	2nd paragraph, 1st sentence	¥9.4 billion	¥9.8 billion
(10) II Financial Condition 1. Overview for Interim Fiscal Period under	14	2nd paragraph, 1st sentence	¥18.3 billion	¥18.7 billion

Item for Correction	Page	Detail	Prior to Correction	After Correction
Review				
(11) II Financial Condition 1. Overview for Interim Fiscal Period under Review	14	4th paragraph, 1st sentence	negative ¥4.5 billion	negative ¥4.9 billion
(12) II Financial Condition 3. Trend of Cash flow-Related Benchmarks	14	Interest coverage ratio (Interim Fiscal Period ended Sept. 30, 2005)	89.2	91.1
(13) 4. Consolidated Financial Statements, etc. (4) Interim Consolidated Statement of Cash Flows	20	I. Cash flows from operating activities: Other	447	829
(14) 4. Consolidated Financial Statements, etc. (4) Interim Consolidated Statement of Cash Flows	20	I. Cash flows from operating activities: Sub-total	21,270	21,652
(15) 4. Consolidated Financial Statements, etc. (4) Interim Consolidated Statement of Cash Flows	20	I. Cash flows from operating activities	18,397	18,780
(16) 4. Consolidated Financial Statements, etc. (4) Interim Consolidated Statement of Cash Flows	20	III. Cash flows from financing activities: amount of dividend paid to minority shareholders	(84)	(466)
(17) 4. Consolidated Financial Statements, etc. (4) Interim Consolidated Statement of Cash Flows	20	III. Cash flows from financing activities	(4,565)	(4,948)